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Exhibit 99.9

        [RAYMOND CHABOT GRANT THORNTON LOGO]

CONSENT OF INDEPENDENT PUBLIC ACCOUNT

As independent public accountants to Axcan Pharma Inc., we hereby consent to the incorporation by reference in Registration Statement (Form F-10 No. 333-104275) pertaining to the resale of Axcan Pharma Inc.'s $125,000,000 4 1/4% Convertible Subordinated Notes Due 2008 (the "Notes") and the common shares issuable upon conversion of the Notes and in Registration Statement (Form S-8 No. 333-97879) pertaining to the Axcan Pharma Inc. Stock Option Plan as Amended and Restated on December 19, 2000 and in the related prospectus of our report dated November 11, 2003 with respect to the consolidated financial statements of Axcan Pharma Inc. and subsidiaries included in the Form 40-F for the year ended September 30, 2003.

Date: January 23, 2004
Montreal, Quebec

/s/ Raymond Chabot Grant Thorton

Raymond Chabot Grant Thorton Chartered accountants General Partnership

Suite 1900
National Bank Tower
600 De La Gauchetiere Street West
Montreal, Quebec H3B 4L8
Telephone: (514) 878-2691
Internet: www.rcgt.com

Member of Grant Thornton International

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  Exhibit 99.9
CONSENT OF INDEPENDENT PUBLIC ACCOUNT